Mail Stop 4-8
								December 2, 2004

By mail and fax to: 415-788-1515

William G. Knuff, III
Co-Chief Executive Officer and Chief Financial Officer
Sutter Holding Company, Inc.
220 Montgomery Street
Suite 2100
San Francisco, CA 94104

Re: Sutter Holding Company, Inc.
      Form 8-K filed October 15, 2004 and Form 8-K/A filed October
19, 2004
      File No. 1-15733

Dear Mr. Knuff,

The Staff has reviewed the above-referenced filing for compliance with the requirements of Form 8-K and has the following comment in that regard.
* Please revise the second paragraph of your Form 8-K to cover the subsequent interim period from the date of the last audited financial statements to October 10, 2004, the date of resignation of the former independent accountant. See Item 304(a)(1)(iv) and (v) of Regulation
S-K.

Please file an amendment via EDGAR in response to these comments within 5 business days of the date of this letter, unless specified otherwise, or contact us immediately if you require additional time.
Such amendment should be filed under cover of Form 8-KA and should include the ITEM 4 designation. A letter from your former accountant addressing the revised disclosures should also be included in your amended Form 8-K and filed as Exhibit 16. To expedite the processing of the Form 8-K, please furnish a courtesy copy of the filing to the undersigned.

You may direct any questions regarding this comment to me at 202-
942-
2952.

								Sincerely,


								Amit Pande
								Staff Accountant
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LSB Financial Corp.
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